SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 3 March 2005

Please find enclosed a press release concerning Air France employee share offering and shares-for-salary exchange.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Information

3 March 2005

SUCCESS OF EMPLOYEE SHARE OFFERING AND SHARES-FOR-SALARY EXCHANGE

Following the sale on 9 December 2004 by the French State of part of its stake in the Air France-KLM Group’s capital, employees were able to acquire shares through two offerings, as planned: the Employee Share Offering and the Shares-for-Salary Exchange. The subscription period ran from 1st to 21 February 2005.

The virtually final results of the two share offerings reflected the resounding success of the operation.

•	Employees overwhelmingly subscribed to the 21.6 million Air France-KLM shares on offer (excluding free shares) both through the Employee Share Offering, which was 1.4 times oversubscribed, and the Shares-for-Salary Exchange, which was slightly more than 93% subscribed. The success of the Shares-for-Salary Exchange operation will lead to an improvement in the Group’s cash flow.

•	As a result of this operation, the French State’s stake in the capital of the Air France-KLM Group has dropped below 20% to 18.7%.

•	The employee shareholding has increased by about 7.7%: 3.2% through the Employee Share Offering and 4.5% through the Shares-for-Salary Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 3, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations